UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2015 (Report No. 2)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

On March 12, 2015, Adv. Lior Dagan, the temporary liquidator of the Company, filed with the District Court of Tel Aviv (the "Court") a proposed operating plan with respect to an additional period of 12 months commencing from March 2015. On March 15, 2015, the temporary liquidator filed with the Court a request for an exemption from any personal liability for damages and/or expenses, if any, that may be caused, directly or indirectly, in connection with his operating the Company or the foregoing operating plan. On the same day, the Court ordered that notice of such request be provided to the shareholders and creditors of the Company, with an opportunity for them to submit reservations to the Court by April 14, 2015.

On March 26, 2015, at the request of the temporary liquidator, the Court clarified that notice to the Company's shareholders may be provided by means of electronic filings with the U.S. Securities Exchange Commission and the Israel Securities Authority, rather than personal delivery.  This report on Form 6-K constitutes such notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

By:	/s/ Lior Dagan
Lior Dagan
Temporary Liquidator

Date: March 30, 2015